FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).  In connection with the proposed merger, Enersis Américas and Endesa Américas are distributing a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs).  The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”).  Shareholders and ADS holders of Enersis Américas and Endesa Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Enersis Américas, Endesa Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are also available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enersis@enel.com. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com.

CPAM: 10391646.3

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration N° 175

Santiago, September 12, 2016

Ger. Gen. N° 58/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of the Superintendence, and exercising the powers conferred upon me, I inform you by Significant Event, that the Board of Directors of Enersis Américas S.A. (“Enersis Américas” or the “Company”), at an extraordinary meeting held today, agreed by unanimous decision of its members and in accordance with the information announced in the Significant Event dated August 31, to proceed with a public acquisition of shares (“OPA” in its Spanish acronym) for all shares issued by Endesa Américas S.A. and a “Tender Offer” for all American Depositary Shares (“ADSs”) and for shares whose holders are residents of the United States, issued by said company.

It is reported that the Notice of Commencement of the aforementioned OPA will be published tomorrow, September 13, in Chile and the Tender Offer will be disseminated on September 14 in the United States, initiating the receipt of tenders in both offers of the shareholders of Endesa Américas S.A., as of September 14. The terms and conditions of the OPA and Tender Offer are essentially the same and are reflected in the Prospectus of the OPA and the Schedule TO, which will be made available to the shareholders of Endesa Américas S.A. and the market generally no later than September 14 on the Company’s website: www.enersis.cl.

Cordially,

Domingo Valdés Prieto

General Counsel

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CPAM: 10391646.3

c.c.       Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders Representatives

Central Securities Depositary

Risk Classification Commission

National Economic Prosecutor's Office

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CPAM: 10391646.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: September 12, 2016